# AFOCUSEDPATH.COM, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018



CERTIFIED PUBLIC ACCOUNTANTS

# AFOCUSEDPATH.COM, INC.

## INDEX TO REPORT

## DECEMBER 31, 2018



HHM

CERTIFIED PUBLIC ACCOUNTANTS

**ACCOUNTANT'S COMPILATION REPORT**

To the Stockholder
Afocusedpath.com, Inc.
Memphis, Tennessee

Management is responsible for the accompanying financial statements of Afocusedpath.com, Inc., which comprise the balance sheet as of December 31, 2018, and the related statements of operations, stockholder's equity, and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy of the completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Memphis, Tennessee
September 11, 2020

Henderson Hutcherson
& McCullough, PLLC

1755 Kirby Parkway, Suite 200, Memphis, TN 38120 | T 901.683.4234 | F 901.763.2795

# AFOCUSEDPATH.COM, INC.

## BALANCE SHEET

### DECEMBER 31, 2018

(See Accountant's Compilation Report)

---

## ASSETS

**CURRENT ASSETS**
Due from stockholder                                                $          100


**TOTAL ASSETS**                                                   $          100

## LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

**CURRENT LIABILITIES**
Accounts payable                                                   $           21
State income tax payable                                                      100

Total liabilities                                                            121

**STOCKHOLDER'S EQUITY**
Common stock - no par value, 1,000 shares authorized,
1,000 shares issued and outstanding                                             -
Retained earnings (deficit)                                                 (21)

Total stockholder's equity (deficit)                                       (21)


**TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)**           $          100

# AFOCUSEDPATH.COM, INC.

## STATEMENT OF OPERATIONS

### YEAR ENDED DECEMBER 31, 2018

(See Accountant's Compilation Report)

| | | |
|---|---|---:|
| **REVENUE** | $ | 600 |
| **OPERATING EXPENSES** | | 521 |
| **INCOME BEFORE INCOME TAXES** | | 79 |
| **INCOME TAX EXPENSE** | | |
| State | | 100 |
| Total income tax expense | | 100 |
| **NET LOSS** | $ | (21) |

# AFOCUSEDPATH.COM, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

(See Accountant's Compilation Report)

| | Common Stock | | Retained | Total Stockholder's |
| --- | --- | --- | --- | --- |
| | Shares | Amount | Deficit | Equity |
| **BALANCE** - January 1, 2018 | 1,000 | $ - | $ - | $ - |
| Net loss | - | - | (21) | (21) |
| **BALANCE** - December 31, 2018 | 1,000 | $ - | $ (21) | $ (21) |

# AFOCUSEDPATH.COM, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2018

(See Accountant's Compilation Report)

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (21) |
| Changes in assets and liabilities: | | |
| Due from stockholder | | (100) |
| Accounts payable | | 21 |
| State income tax payable | | 100 |
| | | |
| **NET CHANGE IN CASH** | | - |
| Cash - beginning of year | | - |
| | | |
| Cash - end of year | $ | - |

---

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Afocusedpath.com, Inc. (the "Company") specializes in developing and marketing a specialty educational software platform. The platform supports a child's education by creating an online educational village of family, close friends, previous teachers and other supporters to stay involved in their child's education.

The significant accounting policies and practices followed by the Company are as follows:

### Basis of Accounting

The Company uses the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

### Income Taxes

The Company is a C corporation for federal income tax purposes. Income taxes are reported in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. The financial statements may contain a provision for federal income taxes and state franchise, excise, and income taxes.

### Uncertain Tax Positions

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC Topic 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

(Continued)

---

**NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

### Revenue Recognition

The Company recognizes revenues from subscription sales of its platform once the user license is granted to the customer.

### Advertising and Promotion Costs

Advertising costs are expensed as incurred. During the year ended December 31, 2018, the Company did not incur any advertising expenses.

### Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 2 – RELATED PARTY TRANSACTIONS**

From time-to-time the Company's shareholder may loan resources to the Company and borrow resources from the Company. As of December 31, 2018, the Company reported a receivable from the sole-shareholder totaling $100.

**NOTE 3 – SUBSEQUENT EVENTS**

Management has evaluated events and transactions subsequent to December 31, 2018 through the date of the independent auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the consolidated financial statements. Management has identified the following event that requires disclosure.

### Worldwide Pandemic

Subsequent to March 31, 2020, local, U.S., and world governments have encouraged self-isolation to curtail the spread of the global pandemic, coronavirus disease (COVID-19), by mandating temporary work stoppage in many sectors and imposing limitations on travel and size and duration of group meetings. Most industries, including the Organization, are experiencing significant disruption to activities as a result of these actions. There is unprecedented uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any government actions to mitigate them. Given there can be no assurances regarding the duration of this pandemic, it is at least possible that adverse consequences to the Organization's financial position, results of operations and cash flows could result.